N E W S R E L E A S E

September 15, 2005

NEVSUN ANNOUNCES UPCOMING EXPLORATION PROGRAM IN ERITREA

Nevsun Resources Ltd (NSU-TSX and AMEX) (“The Company”) is pleased to announce a US$1.4 million exploration program at its Bisha, Augaro and AK properties located in western Eritrea will commence in early October following the rainy season.

Bisha Program

At Bisha, gravity anomalies defined in the Harena area earlier this year will be drill tested. One anomaly is interpreted to be 1.3 to 2.0 kilometers along strike to the southwest from the previously discovered Harena VMS deposit. Approximately 1500 meters of drilling has been allotted to this area targeted at defining additional massive sulphide mineralization.

At the Bisha Main deposit several large diameter (PQ) drill holes will be established to obtain primary sulphide mineralization required for confirmative metallurgical testing for the Bisha feasibility study.  Additional metallurgical testing is required for optimization studies on the primary sulphides, in addition to the metallurgical program that has been completed for the Bisha feasibility study.  Geotechnical work including pitting and trenching will be completed in the area selected for the plant infrastructure, water reservoir, and tailing containment area.

In February 2005, Nevsun commissioned a feasibility study for the Bisha Project, a world class gold, copper and zinc deposit in Eritrea.  Bisha is a volcanogenic massive sulfide deposit with primary zinc/copper sulfide overlain by a supergene copper layer capped by a one million ounce gold oxide layer.  The feasibility study is now scheduled for completion late in the second quarter of 2006.  In the fourth quarter of 2005, AMEC, the engineering company conducting the feasibility study is scheduled to release a scoping study outlining the significant parameters of the feasibility study.

Augaro and AK Exploration

At Augaro, Nevsun plans to complete initial surface exploration work in October and follow-up with a 2,500 meter drill program in November.  Augaro hosts Eritrea’s largest former gold mine which was in production during the 1930’s and early 1940’s.  Emphasis will be placed on exploring the old Augaro and Damiscoba mine areas that are located 3.0 kilometers apart on what is interpreted to be the same northeast trending structural orientation.

At AK, Nevsun will follow-up on previous work with a current program of geological mapping, geochemical sampling, detailed geophysical work and mechanical trenching to identify target areas ready for subsequent drill testing.  Past exploration work at AK, located 20 kilometers northeast of Bisha, has defined old surface workings and unexplained geophysical anomalies.

Okreb Results

The Okreb area, located approximately 10 kilometers east of the Bisha massive sulphide deposit is underlain by late Proterozoic aged metasediments and associated intrusive rocks. An extensive sequence of jasperoids (silica replacement of limestone) has been traced for many kilometers of strike length. This evidence along with a suite of elements with similar association to those of many Nevada gold deposits (Au, As, Sb, Hg, Tl, Ba, Mo) has lead Nevsun’s geologists and consultants to believe that there is a strong potential for the region to host disseminated gold deposits.

Initial work consisting of stream sediment sampling (BLEG) identified large areas on the Okreb property that were anomalous in gold and many other elements. Old mine workings established by the Italians in the 1930’s have been located and it has been determined that the Italian work was likely much more extensive than originally thought.

An extensive program of detailed geological mapping, and soil sampling was implemented in 2005. Early results indicate anomalous geochemical trends associated with recently discovered jasperoids and quartz veining as well as a prominent gold anomaly in the old Italian Mine area.

Geophysical surveys in the form of magnetometer and IP/resistivity have been completed. The jasperoid units have a distinct IP chargeabilty signature. The immediate vicinity of the old Italian Mine did not produce any distinct geophysical signatures although a strong IP response of unknown origin was defined to the east of the mine workings.

A minimum of 2,000 meters was planned to test a wide variety of targets at Okreb Unfortunately, only 7 holes totaling 1067 meters were drilled before major mechanical problems with one of the drills forced a termination of drilling at Okreb in order that drilling at Bisha, required for the feasibility study, could be completed. Only targets in the immediate area of the old Italian Mine were drilled.

Overall results were somewhat disappointing. It would appear that the quartz vein structure hosting the gold mineralization was definitely intersected but gold values, for the most part, were only geochemicaly anomalous. Hole OK-04 intersected 1.12 g/t Au and 10.3 g/t Ag over 4.1m and 0.47 g/t Au and 3.9 g/t Ag over 4.0m while OK-09 intersected 4.5 meters averaging 1.47 g/t Au, 32.0 g/t Ag and 1.15 % Cu. The strike extent of the old mine area, numerous jasperoid targets and geophysical anomalies remain to be drill tested.

The close proximity of Okreb and Bisha means that any success in gold exploration at Okreb could provide additional future feed for the proposed Bisha processing facilities.  The two properties using common processing facilities and support services could result in significant future cost benefits.  Follow-up on Okreb is planned but not prioritized as part of the Fall 2005 program.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could case such differences include:  changes in world commodities markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding the Bisha feasibility study and exploration potential at Okreb.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-26..doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com